Exhibit 99.1
                                                                    ------------


ASML Files Patent Infringement Actions Against Nikon in Korea and Japan


VELDHOVEN, the Netherlands, January 20, 2003 - ASML Holding NV (ASML) today announced filing two new patent infringement lawsuits against Nikon Corporation of Japan. ASML filed a lawsuit against Nikon and its Korean subsidiary, Nikon Precision Korea Ltd., in Suwon District Court, Suwon, Korea on January 15, 2003. ASML also filed an additional complaint against Nikon in Tokyo District Court, Tokyo, Japan, on January 16, 2003. The latter follows a previous lawsuit filed on August 18, 2002.

In both actions, ASML seeks injunctions against Nikon to cease the manufacture and sale of lithography systems that infringe on ASML's patents in Japan and Korea.

The ASML patent in both lawsuits covers a technical device used to measure the positioning of a silicon wafer with respect to a mask in the lithography system.

ASML has two lawsuits pending against Nikon with the US District Court for the Northern District of California and, as mentioned above, a lawsuit against Nikon in the Tokyo District Court, Japan.

Lithography equipment, used to print circuits on silicon wafers that become semiconductors or chips, is approximately a EUR 4.0 billion industry worldwide.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Media Contact:

Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands

Beth Kitchener - Corporate Communications - +31.40.268.2602 -
Veldhoven, the Netherlands

Investor Relations Contacts:

Doug Marsh - US Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA

Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the Netherlands